Exhibit 99.2

Investor Contact:                         Media Contact:
Nicole Vattimo                            Dana Grosser
SEI    SEI
+1 610-676-4385                        +1 610-676-2459
nvattimo@seic.com                         dgrosser@seic.com
Pages:        8

FOR IMMEDIATE RELEASE

SEI REPORTS FIRST-QUARTER 2016 FINANCIAL RESULTS

OAKS, Pa., April 20, 2016 -- SEI Investments Company (NASDAQ:SEIC) today announced financial results for the first-quarter 2016. Diluted earnings per share were $.47 in first-quarter 2016 compared to $.50 in first-quarter 2015. Diluted earnings per share in first-quarter 2016 and 2015 each reflect pre-tax gains of $2.8 million, or $.01 per share, from the sale of SEI Asset Korea.

Consolidated Overview
(In thousands, except earnings per share)	For the Three Months Ended March 31,
	2016	2015	%

Revenues	$334,263	$325,444	3%
Net income	77,497	84,611	(8)%
Diluted earnings per share	$0.47	$0.50	(6)%
"Our results for the first quarter reflect the growing adoption of our platform solutions across our target markets and customer bases while we manage through capital market volatility," said Alfred P. West, Jr., SEI Chairman and CEO. "SEI's sales success during the quarter is a testament to the relevance of our offerings to our clients’ businesses.
"In all segments of our company, we are continuously investing in products and services that will position us well for the long term, while creating sustainable growth and increased shareholder value.”

Summary of First-Quarter Results by Business Segment

(In thousands)	For the Three Months Ended March 31,
	2016	2015	%
Private Banks:
Revenues	$113,361	$111,213	2%
Expenses	103,741	99,256	5%
Operating Profit	9,620	11,957	(20)%
Gain on sale of subsidiary	2,791	2,791	NM
Segment Profit	12,411	14,748	NM
Operating Margin (A)	8%	11%

Investment Advisors:
Revenues	76,679	74,015	4%
Expenses	44,774	39,059	15%
Operating Profit	31,905	34,956	(9)%
Operating Margin	42%	47%

Institutional Investors:
Revenues	72,897	73,548	(1)%
Expenses	35,382	35,211	—%
Operating Profit	37,515	38,337	(2)%
Operating Margin	51%	52%

Investment Managers:
Revenues	69,918	65,367	7%
Expenses	45,275	40,623	11%
Operating Profit	24,643	24,744	—%
Operating Margin	35%	38%

Investments in New Businesses:
Revenues	1,408	1,301	8%
Expenses	5,232	4,866	8%
Operating Loss	(3,824)	(3,565)	NM

Totals:
Revenues	$334,263	$325,444	3%
Expenses	234,404	219,015	7%
Corporate overhead expenses	13,047	13,359	(2)%
Income from operations	$86,812	$93,070	(7)%

(A) Percentages determined exclusive of gain on sale of subsidiary.

First-Quarter Business Highlights:

•
Revenue growth in the quarter was primarily driven by higher Asset management, administration, and distribution fees from improved cash flows from new and existing clients. The market volatility occurring during the second half of 2015 and early 2016 negatively impacted our asset-based fee revenues and partially offset our revenue growth.

•
Sales events, net of client losses, during first-quarter 2016 totaled approximately $38.6 million and are expected to generate net annualized recurring revenues of approximately $33.2 million when contract values are fully realized.

•
Our average assets under management, excluding LSV, increased $8.2 billion, or five percent, to $180.7 billion, as compared to $172.5 billion during the first-quarter 2015 (see attached Average Asset Balances schedules for further details).

•
Our average assets under administration increased $20.0 billion, or five percent, to $404.7 billion in the first-quarter 2016, as compared to $384.7 billion during the first-quarter 2015 (see attached Average Asset Balances schedules for further details).

•
Information processing and software servicing fees in our Private Banks segment increased $2.7 million in the first-quarter 2016 compared to the prior year period primarily due to increased assets from new and existing clients processed on the SEI Wealth PlatformSM.

•
Our earnings from LSV decreased by $5.2 million, or 15 percent, to $29.2 million in first-quarter 2016 as compared to $34.3 million in first-quarter 2015. The decline in earnings was due to lower assets under management from unfavorable market conditions and reduced performance fees.

•
We capitalized $9.5 million and $8.0 million of software development costs in first-quarter 2016 and 2015, respectively, of which $7.6 million and $7.3 million are related to continued enhancements to the SEI Wealth Platform.

•
Amortization expense related to the SEI Wealth Platform increased to $11.0 million during the first-quarter 2016 as compared to $10.3 million during the first-quarter 2015 due to continued enhancements.

•
Although revenues increased in our Investment Advisors and Investment Managers segments, higher personnel and other operating costs mainly related to servicing new and existing clients and increased technology development spending in these segments caused operating margins to decline.

•	We recorded pre-tax gains of $2.8 million, or $.01 diluted earnings per share, from the sale of SEI Asset Korea in first-quarter 2016 and 2015.

•	Our effective tax rates were 35.2 percent in first-quarter 2016 and 35.4 percent in first-quarter 2015.

•	We repurchased 2.1 million shares of our common stock for $80.6 million during the first-quarter 2016.

Earnings Conference Call
A conference call to review earnings is scheduled for 2 p.m. Eastern time on April 20, 2016. Investors may listen to the call at seic.com/investors. The call may also be accessed at many financial services websites, including Google Finance and Yahoo Finance. Investors may also listen to replays at these websites, or by telephone at (USA) 800-475-6701; (International) 320-365-3844, access code 391245.

About SEI
SEI (NASDAQ:SEIC) is a leading global provider of investment processing, investment management, and investment operations solutions that help corporations, financial institutions, financial advisors, and ultra-high-net-worth families create and manage wealth. As of March 31, 2016, through its subsidiaries and partnerships in which the company has a significant interest, SEI manages or administers $684 billion in mutual fund and pooled or separately managed assets, including $265 billion in assets under management and $419 billion in client assets under administration. For more information, visit seic.com.

Many of the statements in this release may be considered “forward looking statements” and include discussions about future operations, strategies and financial results. Forward-looking statements are based upon estimates and assumptions that involve risks and uncertainties, many of which are beyond our control or are subject to change. Although we believe our assumptions are reasonable, they could be inaccurate. Our actual future revenues and income could differ materially from our expected results. We have no obligation to publicly update or revise any forward-looking statements.

SEI INVESTMENTS COMPANY
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)
(Unaudited)

	For the Three Months Ended March 31,
	2016	2015

Asset management, admin. and distribution fees	$251,437	$246,768
Information processing and software servicing fees	73,399	70,653
Transaction–based and trade execution fees	9,427	8,023

Total revenues	334,263	325,444

Subadvisory, distribution and other asset mgmt costs	39,195	38,517
Software royalties and other information processing costs	7,748	7,509
Brokerage commissions	7,108	5,972
Compensation, benefits and other personnel	101,931	94,186
Stock-based compensation	3,789	3,750
Consulting, outsourcing and professional fees	38,506	35,628
Data processing and computer related	15,718	13,400
Facilities, supplies and other costs	15,997	17,059
Amortization	11,012	10,358
Depreciation	6,447	5,995

Total expenses	247,451	232,374

Income from operations	86,812	93,070

Net (loss) gain on investments	(126)	250
Interest and dividend income	1,083	969
Interest expense	(114)	(113)
Equity in earnings of unconsolidated affiliates	29,192	34,033
Gain on sale of subsidiary	2,791	2,791

Income before income taxes	119,638	131,000

Income taxes	42,141	46,389

Net income	77,497	84,611

Basic earnings per common share	$0.48	$0.51

Shares used to calculate basic earnings per share	163,013	166,695

Diluted earnings per common share	$0.47	$0.50

Shares used to calculate diluted earnings per share	166,145	170,703

SEI INVESTMENTS COMPANY
CONSOLIDATED BALANCE SHEETS
(In thousands)
(Unaudited)

	March 31,	December 31,
	2016	2015
Assets
Current Assets:
Cash and cash equivalents	$638,253	$679,661
Restricted cash	5,500	5,500
Receivables from investment products	51,633	48,098
Receivables, net	229,558	223,023
Securities owned	21,264	21,235
Other current assets	28,829	26,207
Total Current Assets	975,037	1,003,724

Property and Equipment, net	141,790	143,977
Capitalized software, net	289,044	290,522
Investments available for sale	78,356	81,294
Investments in affiliated funds, at fair value	4,183	4,039
Investment in unconsolidated affiliates	44,247	49,580
Deferred income taxes	4,117	—
Other assets, net	14,072	15,492
Total Assets	$1,550,846	$1,588,628

Liabilities and Equity
Current Liabilities:
Accounts payable	$4,354	$4,511
Accrued liabilities	165,005	217,587
Deferred revenue	2,936	2,385
Total Current Liabilities	172,295	224,483

Deferred income taxes	66,410	63,028
Other long-term liabilities	11,676	11,397
Total Liabilities	250,381	298,908

Shareholders' Equity:
Common stock	1,619	1,637
Capital in excess of par value	912,506	910,513
Retained earnings	408,684	402,860
Accumulated other comprehensive loss, net	(22,344)	(25,290)
Total Shareholders' Equity	1,300,465	1,289,720
Total Liabilities and Shareholders' Equity	$1,550,846	$1,588,628

SEI INVESTMENTS COMPANY
ENDING ASSET BALANCES
(In millions)
(Unaudited)

	Mar. 31,	Jun. 30,	Sept. 30,	Dec 31,	Mar. 31,
	2015	2015	2015	2015	2016
Private Banks:
Equity/Fixed Income programs	$19,296	$19,686	$18,243	$18,150	$18,370
Collective Trust Fund programs	9	13	3	4	4
Liquidity funds	5,551	5,280	5,469	5,835	5,521
Total assets under management	$24,856	$24,979	$23,715	$23,989	$23,895
Client assets under administration	17,643	17,485	16,896	17,532	18,324
Total assets	$42,499	$42,464	$40,611	$41,521	$42,219

Investment Advisors:
Equity/Fixed Income programs	$45,800	$46,951	$43,988	$46,123	$47,357
Collective Trust Fund programs	8	8	9	7	7
Liquidity funds	3,047	2,817	4,677	4,924	5,051
Total assets under management	$48,855	$49,776	$48,674	$51,054	$52,415

Institutional Investors:
Equity/Fixed Income programs	$74,178	$75,341	$70,818	$72,263	$73,468
Collective Trust Fund programs	94	93	96	96	97
Liquidity funds	3,246	2,960	2,655	2,883	2,390
Total assets under management	$77,518	$78,394	$73,569	$75,242	$75,955

Investment Managers:
Equity/Fixed Income programs	$25	$24	$59	$66	$72
Collective Trust Fund programs	20,965	20,632	19,863	32,117	32,385
Liquidity funds	1,091	1,007	848	832	733
Total assets under management	$22,081	$21,663	$20,770	$33,015	$33,190
Client assets under administration (A)	372,116	381,963	376,133	390,282	400,579
Total assets	$394,197	$403,626	$396,903	$423,297	$433,769

Investments in New Businesses:
Equity/Fixed Income programs	$756	$779	$752	$764	$803
Liquidity funds	106	57	51	47	41
Total assets under management	$862	$836	$803	$811	$844

LSV Asset Management:
Equity/Fixed Income programs	$84,123	$86,334	$76,958	$78,335	$78,390

Total:
Equity/Fixed Income programs (B)	$224,178	$229,115	$210,818	$215,701	$218,460
Collective Trust Fund programs	21,076	20,746	19,971	32,224	32,493
Liquidity funds	13,041	12,121	13,700	14,521	13,736
Total assets under management	$258,295	$261,982	$244,489	$262,446	$264,689

Client assets under administration (C)	389,759	399,448	393,029	407,814	418,903
Total assets	$648,054	$661,430	$637,518	$670,260	$683,592

(A)
Client assets under administration in the Investment Managers segment include $49.2 billion of assets balances that require limited services and therefore are at fee levels below our normal full service assets (as of March 31, 2016).

(B)	Equity/Fixed Income programs include $4.6 billion of assets invested in various asset allocation funds at March 31, 2016.

(C)	In addition to the numbers presented, SEI also administers an additional $11.2 billion in Funds of Funds assets (as of
March 31, 2016) on which SEI does not earn an administration fee. Client assets under administration as of March 31, 2016 do not reflect $1.3 billion in Funds of Funds assets that were reported at December 31, 2015.

SEI INVESTMENTS COMPANY
AVERAGE ASSET BALANCES
(In millions)
(Unaudited)

	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	1st Qtr.
	2015	2015	2015	2015	2016
Private Banks:
Equity/Fixed Income programs	$18,869	$19,872	$19,080	$18,603	$17,644
Collective Trust Fund programs	8	12	6	3	3
Liquidity funds	5,755	5,256	5,443	5,511	5,661
Total assets under management	$24,632	$25,140	$24,529	$24,117	$23,308
Client assets under administration	17,504	17,823	17,504	17,775	17,248
Total assets	$42,136	$42,963	$42,033	$41,892	$40,556

Investment Advisors:
Equity/Fixed Income programs	$44,809	$47,027	$45,992	$46,044	$45,175
Collective Trust Fund programs	9	8	9	8	7
Liquidity funds	3,072	2,819	3,523	4,784	5,009
Total assets under management	$47,890	$49,854	$49,524	$50,836	$50,191

Institutional Investors:
Equity/Fixed Income programs	$73,760	$75,426	$73,568	$72,463	$71,779
Collective Trust Fund programs	95	94	93	96	98
Liquidity funds	3,021	3,354	2,843	3,109	2,834
Total assets under management	$76,876	$78,874	$76,504	$75,668	$74,711

Investment Managers:
Equity/Fixed Income programs	$27	$25	$24	$59	$66
Collective Trust Fund programs	21,108	21,387	20,449	30,960	30,784
Liquidity funds	1,066	1,010	978	960	832
Total assets under management	$22,201	$22,422	$21,451	$31,979	$31,682
Client assets under administration	367,206	378,347	380,247	390,080	387,421
Total assets	$389,407	$400,769	$401,698	$422,059	$419,103

Investments in New Businesses:
Equity/Fixed Income programs	$755	$784	$776	$788	$757
Liquidity funds	101	75	49	47	48
Total assets under management	$856	$859	$825	$835	$805

LSV Asset Management:
Equity/Fixed Income programs	$83,439	$87,409	$80,656	$79,634	$74,699

Total:
Equity/Fixed Income programs	$221,659	$230,543	$220,096	$217,591	$210,120
Collective Trust Fund programs	21,220	21,501	20,557	31,067	30,892
Liquidity funds	13,015	12,514	12,836	14,411	14,384
Total assets under management	$255,894	$264,558	$253,489	$263,069	$255,396

Client assets under administration (A)	384,710	396,170	397,751	407,855	404,669
Total assets	$640,604	$660,728	$651,240	$670,924	$660,065
(A) Client assets under administration during first-quarter 2016 do not reflect $1.3 billion in Funds of Funds assets that were reported during fourth-quarter 2015.